

August 25, 2010

John W. Rowe
Chairman and Chief Executive Officer
Exelon Corporation
10 South Dearborn Street
P.O. Box 805379
Chicago, Illinois 60680-5379

      Re: **Exelon Corporation**
                Form 10-K for Fiscal Year Ended December 31, 2009
                Filed February 5, 2010
                Definitive Proxy Statement on Schedule 14A
                Filed March 18, 2010
                File No. 001-16169

Dear Mr. Rowe:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 8. Financial Statements and Supplementary Data, page 152

Combined Notes to Consolidated Financial Statements, page 184

Note 2. Regulatory Issues, page 200

Pennsylvania Transition-Related Legislative and Regulatory Matters, page 205

1. We note a June 9, 2009 order from the PAPUC in which settlement discussions continue through the filing date of your Form 10-K. To the extent this matter has not been settled, you should provide your readers with a quantified assessment about the adverse financial

impacts that may occur if you are no longer able to recover nuclear decommission costs from ratepayers for the seven former PECO units. If this event is reasonably possible, then a further discussion of whether customer collections via the PAPUC may need to be reinstated as well as the likelihood of that occurring may be helpful to a reader.

Note 11. Asset Retirement Obligation, page 264

2. We note your description of the reasons for the net decrease in the ARO of $409 and $300 million for 2009 and 2008, respectively, beginning on page 264. We also note your analysis of the effect of changing some of the critical ARO assumptions beginning on page 70. Please tell us the following with a view toward future filing disclosure:

- The likelihood of obtaining a 20 year extension for those nuclear units in which extension has been factored into the analysis;

- The effect on the ARO of failure to obtain one or more license renewals;

- The extent to which tritium leaks in underground pipes at the Braidwood station are reflected in the decommissioning cost estimate study. If a separate analysis of such remediation costs was obtained and is reflected elsewhere in the financial statements, please explain to the staff how such amounts are reflected in the financial statements; and

- The extent to which the credit-adjusted, risk free rate applicable to discounting cash flows has been adjusted in past revisions of future cash outflows. If the discount rate has not been adjusted due to the direction of the revision, consider discussing what effect changes in the discount rate would have on the ARO in the event they were required to be revisited.

On this final point, you may want consider a narrative that attempts to correlate the relative growth of the asset and liability due to accretion of the ARO liability versus the assumed growth in trust assets based on assumed long term return rates. While GAAP requires separate accounting for the ARO and the trust assets, the economic consequences of failure to have sufficient trust assets to decommission the plants could have major liquidity effect on Generation. Therefore, to the extent you can provide a discussion of the interplay between these two balance sheet accounts, within the minimum funding requirements of the NRC, it may be helpful to a reader in simulating possible over/under funding scenarios.

Definitive Proxy Statement on Schedule 14A

Compensation Committee, page 9

Compensation Consultant, page 10

3. We note your disclosure under this heading that:

    •   An office of Towers Perrin in a different city than Mr. Meischeid's office provides
        Exelon with other services, including: actuarial valuation of pension plans and retiree
        welfare plans (and related services); pension plan administration services; health and
        welfare plan administration services; employee communications services; and
        information technology services;

    •   The amount of revenues for such other services is reported to the compensation
        committee on a quarterly basis; and

    •   In 2009, the aggregate amount paid to Towers Perrin for compensation consultant
        services was $120,998, and the amount paid for other services was $4,317,000.

    Please disclose whether the decision to engage Towers Perrin for these other services was
    made, or recommended, by management, and whether the compensation committee or the
    board approved such other services of Towers Perrin. Refer to Item 407(e)(3)(iii)(A) of
    Regulation S-K.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company
acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the
        filings;

    •   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filings; and

    •   the company may not assert staff comments as a defense in any proceeding initiated
        by the Commission or any person under the federal securities laws of the United
        States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director